EXHIBIT (l)

Cohen & Steers MLP & Energy Opportunity Fund, Inc.

280 Park Avenue

New York, New York 10017

December 13, 2013

Cohen & Steers Capital Management, Inc.

280 Park Avenue

New York, New York 10017

Dear Sirs:

Cohen & Steers MLP & Energy Opportunity Fund, Inc. (the “Fund”) hereby accepts your offer to purchase 1,000 Class A shares, 1,000 Class C shares, 7,000 Class I shares and 1,000 Class Z shares, each at a price of $10.00 per share for an aggregate purchase price of $100,000. This agreement is subject to the understanding that you have no present intention of selling or redeeming the shares so acquired.

Sincerely,

Cohen & Steers MLP & Energy Opportunity Fund, Inc.

By:	/s/ Adam Derechin
Adam Derechin, President

Accepted:

Cohen & Steers Capital Management, Inc.

By:	/s/ Francis C. Poli
Francis C. Poli, EVP and General Counsel